ไฟล์ No. 32-3627
ทะเบียนเลขที่ บมจ. 53



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/00086/2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

February 24, 2005


05006203

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Signing of Heads of Agreement for Gas Sales, Oman 44 Project

Reference is made to Oman 44 Project, in which PTTEP Middle East Company Limited (PTTEP ME), a subsidiary of PTT Exploration and Production Public Company Limited (PTTEP), is the Operator with 100% participation interest.

PTTEP wishes to announce that on February 28, 2005, PTTEP ME (the seller) will sign the Heads of Agreement (HOA) with the Government of Sultanate of Oman (the buyer). The HOA covers the essence of Gas Sales Agreement (GSA) of Shams Gas Field in Oman 44 project. PTTEP ME plans for a gas production start up in the fourth quarter of 2005 at 50 million cubic feet per day, and condensate at 3,000 barrels per day.

Yours sincerely,

Maroot Mrigadat

President

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บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 00087 /2005

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

February 25, 2005

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Appointment of the Corporate Governance Committee

PTT Exploration and Production Public Company Limited (PTTEP) would like to announce that the Board of Directors Meeting No. 2/2548/232 on February 22, 2005 has appointed the Corporate Governance Committee with the purpose of enhancing and promoting Corporate Governance of PTTEP. The Committee has a directorship term of 3 years, and all Committee Members are independent directors as follows:

1. Mr. Vudhibhandhu Vichairatana — Chairman
2. General Lertrat Ratanavanich — Member
3. Mr. Charnchai Musignisarkorn — Member

The main duties and responsibilities of the Corporate Governance Committee are as follows:

1. Establish a corporate governance policy, direction, and the code of ethics, which will be proposed to the Board of Directors for approval and implemented at every level.
2. Ensure that the company's operation and the conducts of the Board of Directors, Sub-Committees, Management, and employees are in compliance with No. 1 above.

Yours sincerely,

(Maroot Mrigadat)
President